Back to Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       No

Back to Contents

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317).

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Financial Statements as of June 30, 2011 and Comparative Information

Back to Contents

SOCIEDAD ANONIMA

Financial Statements as of June 30, 2011
and Comparative Information

Back to Contents

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND COMPARATIVE INFORMATION

Back to Contents

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission ("CNV"), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 35 BEGINNING ON JANUARY 1, 2011

FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND COMPARATIVE INFORMATION

(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components, generation of electric power from hydrocarbons, rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of June 30, 2011

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)

– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ANTONIO GOMIS SÁEZ Director

Back to Contents

Schedule I 1 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission ("CNV"), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

(amounts expressed in million of Argentine pesos - Note 1.a to the primary financial statements) (The financial statements as of June 30, 2011 are unaudited)
	2011	2010

Current Assets
Cash	395	570
Investments (Note 2.a)	696	1,957
Trade receivables (Note 2.b)	4,051	3,322
Other receivables (Note 2.c)	4,263	3,089
Inventories (Note 2.d)	5,056	3,865

Total current assets	14,461	12,803

Noncurrent Assets
Trade receivables (Note 2.b)	27	28
Other receivables (Note 2.c)	1,111	1,587
Investments (Note 2.a)	610	594
Fixed assets (Note 2.e)	33,284	31,567
Intangible assets	9	10

Total noncurrent assets	35,041	33,786

Total assets	49,502	46,589

Current Liabilities
Accounts payable (Note 2.f)	8,882	7,639
Loans (Note 2.g)	7,895	6,176
Salaries and social security	354	421
Taxes payable	1,270	2,571
Contingencies	329	295

Total current liabilities	18,730	17,102

Noncurrent Liabilities
Accounts payable (Note 2.f)	6,111	5,616
Loans (Note 2.g)	2,450	1,613
Salaries and social security	171	168
Taxes payable	479	523
Contingencies	2,523	2,527

Total noncurrent liabilities	11,734	10,447

Total liabilities	30,464	27,549
Shareholders’ Equity	19,038	19,040

Total liabilities and shareholders’ equity	49,502	46,589

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ Director

Back to Contents

Schedule I 2 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission ("CNV"), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

(amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos - Note 1.a to the primary financial statements)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

	2011	2010

Net sales	26,151	20,484
Cost of sales	(18,828)	(13,064)

Gross profit	7,323	7,420
Selling expenses (Exhibit H)	(1,661)	(1,407)
Administrative expenses (Exhibit H)	(911)	(658)
Exploration expenses (Exhibit H)	(324)	(120)

Operating income	4,427	5,235
Income on long-term investments	57	80
Other (expense) income, net	(115)	11
Financial income (expense), net and holding gains:
Gains on assets
Interests	59	62
Exchange differences	261	134
Holdings gains on inventories	452	152
Losses on liabilities
Interests	(442)	(451)
Exchange differences	(370)	(301)

Net income before income tax	4,329	4,922
Income tax	(1,575)	(1,733)

Net income	2,754	3,189

Earnings per share	7.00	8.11

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.
ANTONIO GOMIS SÁEZ Director

Back to Contents

Schedule I 3 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission ("CNV"), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

(amounts expressed in million of Argentine pesos - Note 1.a to the primary financial statements)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)
	2011	2010

Cash Flows from Operating Activities
Net income	2,754	3,189
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(57)	(80)
Depreciation of fixed assets	2,573	2,685
Consumption of materials and fixed assets retired net of allowances	467	224
Income tax	1,575	1,733
Increase in accruals	459	542
Changes in assets and liabilities:
Trade receivables	(661)	37
Other receivables	(628)	(788)
Inventories	(1,191)	(794)
Accounts payable	1,427	528
Salaries and social security	(64)	(35)
Taxes payable	(277)	(154)
Decrease in accruals	(429)	(382)
Interests, exchange differences and others	394	359
Dividends of long-term investments	27	8
Income tax payments	(2,643)	(1,072)

Net cash flows provided by operating activities	3,726 (1)	6,000 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(4,752)	(3,383)(2)
Investments (non cash and equivalents)	12	96

Net cash flows used in investing activities	(4,740)	(3,287)

Cash Flows used in Financing Activities
Payment of loans	(7,244)	(5,676)
Proceeds from loans	9,575	6,013
Dividends paid	(2,753)	(2,163)

Net cash flows used in financing activities	(422)	(1,826)

(Decrease) increase in Cash and Equivalents	(1,436)	887

Cash and equivalents at the beginning of year
Cash and equivalents at the end of period	2,527	2,145
(Decrease) increase in Cash and Equivalents	1,091	3,032

	(1,436)	887

For supplemental information on cash and equivalents, see Note 2.a.
(1)	Includes (193) and (151) corresponding to interest payments for the six-month periods ended June 30, 2011 and 2010, respectively.
(2)	Includes 84 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 9.c to the primary financial statements), for the six-month period ended June 30, 2010.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.
ANTONIO GOMIS SÁEZ Director

Back to Contents

Schedule I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission ("CNV"), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos - Note 1.a to the primary financial statements, except where otherwise indicated)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

–	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, costs and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

–	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, costs and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies, which could have produced changes to their shareholders’ equity.

Back to Contents

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF’s primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Salaries and Social Security - Benefit Plans

YPF Holdings Inc., which has operations in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

The funding policy related to the defined-benefit plans as of June 30, 2011, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the postretirement and postemployment benefits, and consequently, payments related to them are funded as claims are notified.

The plans mentioned above are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. Actuarial losses and gains related to changes in actuarial assumptions are disclosed in “Other (expense) income, net” account of the statement of income.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities performed by controlled companies, are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed as soon as they become evident.

Back to Contents

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010

a)	Investments:

	2011			2010

	Current	Noncurrent		Current		Noncurrent

Short-term investments	696(1)	33	(4)	1,957	(1)	45	(4)
Long-term investments	—	635	(2)(3)	—		628	(2)
Allowance for reduction in value of holdings in long-term investments	—	(58)	(2)(3)	—		(79)	(2)

	696	610		1,957		594

(1)	Corresponds to investments with an original maturity of less than three months.
(2)	In addition to those companies under significant influence and other companies detailed in Exhibit C to the primary financial statements, includes the interest in Gas Argentino S.A. (“GASA”). On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. The book value of this investment has been fully reserved.
(3)	In June 2011, YPF Inversora Energética S.A., a wholly owned subsidiary of YPF, subscribed an option with BG Inversiones Argentinas S.A. and BG Argentina S.A., pursuant to which it obtained the right to acquire the interest these companies maintain in GASA, in which case YPF Inversora Energética S.A.’s interest in GASA would increase up to 100%, subject to the fulfillment of certain preceding conditions established for the execution of such option.
(4)	Corresponds to restricted cash as of June 30, 2011, and December 31, 2010, which represents bank deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2011		2010

	Current	Noncurrent	Current	Noncurrent

Accounts receivable	4,217	27	3,450	28
Related parties	324	—	339	—

	4,541	27	3,789	28
Allowance for doubtful trade receivables	(490)	—	(467)	—

	4,051	27	3,322	28

c)	Other receivables:

	2011				2010

	Current		Noncurrent		Current		Noncurrent

Tax credits, export rebates and production incentives	2,563		215		1,882		814
Trade	153		—		178		—
Prepaid expenses	272		73		174		78
Concessions charges	9		30		17		27
Related parties	184	(1)	271	(1)	151	(1)	256	(1)
Loans to clients	28		63		26		70
Trust contributions - Obra Sur	21		116		13		115
Advances to suppliers	235		—		250		—
Collateral deposits	147		53		165		56
Advances and loans to employees	79		—		51		—
Receivables with partners in joint ventures	137		232		—		94
Miscellaneous	528		73		275		93

	4,356		1,126		3,182		1,603
Allowance for other doubtful accounts	(93)		—		(93)		-
Allowance for valuation of other receivables to their estimated realizable value	—		(15)		—		(16)

	4,263		1,111		3,089		1,587

(1)	In addition to the balances with non-consolidated related parties detailed in Note 7 to the primary financial statements, mainly include 271 and 257 with Central Dock Sud S.A., as of June 30, 2011 and December 31, 2010, respectively, for loans granted that accrue in average an annual fixed interest rate of 4.77%.

Back to Contents

d)	Inventories:

	2011	2010

Finished products	3,339	2,377
Crude oil and natural gas	1,081	1,061
Products in process	50	67
Raw materials, packaging materials and others	586	360

	5,056	3,865

e)	Fixed assets:

	2011	2010

Net book value of fixed assets (Exhibit A)	33,378	31,669
Allowance for unproductive exploratory drilling	—	(3)
Allowance for obsolescence of material and equipment	(94)	(99)

	33,284	31,567

f)	Accounts payable:

	2011		2010

	Current	Noncurrent	Current	Noncurrent

Trade	7,380	40	6,170	34
Hydrocarbon wells abandonment obligations	174	5,512	243	5,228
Related parties	271	—	309	—
Investments in companies with negative shareholders’ equity	—	—	5	—
From joint ventures and other agreements	443	—	409	—
Environmental liabilities	266	210	302	205
Miscellaneous	348	349	201	149

	8,882	6,111	7,639	5,616

g)	Loans:

			2011				2010

	Interest rates(1)	Principal maturity	Current		Noncurrent		Current	Noncurrent

Negotiable Obligations(2)	4.00-14.00%	2011 - 2028	155		949		361	626
Related parties	—	—	—		—		458	97
Other financial debts	0.60-15.30%	2011 - 2016	7,740	(3)	1,501	(3)	5,357	890

			7,895	(4)	2,450	(4)	6,176	1,613

(1)	Annual interest rate as of June 30, 2011.
(2)	Disclosed net of 50 and 52, corresponding to YPF outstanding Negotiable Obligations, repurchased through open market transactions as of June 30, 2011 and December 31, 2010, respectively.
(3)	Includes approximately 7,769 corresponding to loans agreed in U.S. dollars, 7,743 accrue fixed interest at rates between 0.60% and 4.90%, and 26 accrue variable interest of LIBO plus 5.25%.
(4)	As of June 30, 2011, 8,500 accrue fixed interest, 443 accrue variable interest of BADLAR plus a spread between 2.00% and 2.60%, and 1,402 accrue variable interest of LIBO plus a spread between 3.35% and 4.50%.

Back to Contents

3.	COMMITMENTS AND CONTINGENCIES IN RELATED COMPANIES

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent reasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of June 30, 2011, accruals for the environmental contingencies and other claims totaled approximately 703. YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 58 as of
June 30, 2011, in connection with such activities.

Passaic River, New Jersey. Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RIFS”) being performed and funded by Tierra and a number of other entities of the lower portion of the Passaic River pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are

Back to Contents

discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated an interim allocation of RIFS costs among themselves based on a number of considerations. The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of June 30, 2011, approximately 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first semester of 2011, Maxus and Tierra negotiated with the EPA, on behalf of Occidental, a draft Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which is in near final form. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that, upon its signing by the EPA, there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to complete. Pursuant to an agreement with the cooperating parties group for the 2007 AOC, Tierra will be responsible for 50% of the cost of the CSO AOC.

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held, however, no agreement has been reached or is assured.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and portions of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. Tierra proposed to the other parties that, for the third stage of the RIFS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of the date of issuance of these financial statements, the parties have not agreed to Tierrás proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra,

Back to Contents

in conjunction with the other parties working under the 2007 AOC, submitted comments on the legal and technical defects of the draft FFS to EPA. In light of these comments, EPA decided to initiate its review and informed that a revised remedy proposal will be forthcoming during the first semester of 2012. Tierra will respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement.

In June 2008, the EPA, Occidental, and Tierra entered into an AOC (“Removal AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards (153,000 cubic meters) of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and is expected to be completed by the end of 2012. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC, the EPA has required the provision of financial assurance in the amount of US$ 80 million for the performance of the removal work. The Removal AOC provides that the initial form of financial assurance is to be provided through a trust fund. YPF Holdings Inc. originally accrued US$ 80 million with respect to this matter. As of June 30, 2011, US$ 32 million has been funded (thereby reducing the accrual in a similar amount) and additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. The total amount of required financial assurance may be increased or decreased over time if the anticipated cost of completing the removal work contemplated by the Removal AOC changes. Tierra may request modification of the form and timing of financial assurance for the Removal AOC. During 2010, with EPA approval, letters of credit to provide financial assurance have been issued, in order to avoid the restriction of additional funds. During the removal action, contaminants which may have come from sources other than the former Diamond Alkali plant, will necessarily be removed. YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of the date of issuance of these financial statements, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, alleging a contamination supposedly related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$ 50

Back to Contents

million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs”, (c) is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages, (d) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts and, (e) is seeking reimbursement for external legal fees paid. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. At a hearing that took place on July 15, 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation can not be made if the nexus between any discharge and the alleged damage is not established.

As of June 30, 2011, there are approximately 417 accrued, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, and the estimated costs related to the agreement, as well as certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently accrued.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers.

The DEP, Tierra and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites,

Back to Contents

treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which Tierra, on behalf of Occidental, will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million. This agreement in principle has been memorialized in a draft Consent Judgment between and among DEP, Occidental and two parties, which was published in the New Jersey Register on June 20, 2011 and is waiting for final approval.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action plan for work to be performed at the Kearny Plant by Tierra and the adjacent property by Tierra in conjunction with other parties. As of the date of issuance of these financial statements, work on the interim response action has begun. This adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have responded and are awaiting discussion with the EPA as to the scope of activities. At this time, it is unknown if work beyond what was agreed to with the DEP will be required.

As of June 30, 2011, there are approximately 86 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the Chemicaĺs operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be accrued.

Over fifteen years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 59 as of June 30, 2011 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its accrual as may be necessary.

Other Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’

Back to Contents

former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved, specifying the restoration projects to be implemented.
During the first semester of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. This Consent Decree, when signed, will incorporate by reference the Final Damage Assessment and Restoration Plan/Environmental Assessment which specifies the restoration projects to be implemented. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of June 30, 2011, YPF Holdings Inc. has accrued 18 for its estimated share of remediation activities associated with Greens Bayou facility.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 7 as of June 30, 2011 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any, it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of June 30, 2011, YPF Holdings Inc. has accrued approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of June 30, 2011, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity

Back to Contents

obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current accruals for this matter. Maxus has paid approximately US$ 17 million to Occidental, and remains in discussions with Occidental regarding additional costs for US$ 0.3 million. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of June 30, 2011 YPF Holdings Inc. has accrued approximately 1 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidentaĺs allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus filed its notice of appeal, which remains pending. As of June 30, 2011, YPF Holdings Inc. has accrued 16 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accruals legal contingences and environmental situations that are probable and can be reasonably estimated.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its reporting structure into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

Back to Contents

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Six-month period ended June 30, 2011
Net sales to unrelated parties	2,526	20,715	1,122	798	—	25,161
Net sales to related parties	511	479	—	—	—	990
Net intersegment sales	8,999	761	999	232	(10,991)	—

Net sales	12,036	21,955	2,121	1,030	(10,991)	26,151

Operating income (loss)	2,853	1,736	581	(569)	(174)	4,427
Income on long-term investments	53	4	—	—	—	57
Depreciation	2,160	299	51	63	—	2,573
Acquisitions of fixed assets	3,559	768	363	62	—	4,752
Assets	26,892	18,580	3,177	2,087	(1,234)	49,502
Six-month period ended June 30, 2010
Net sales to unrelated parties	2,347	15,965	917	327	—	19,556
Net sales to related parties	482	446	—	—	—	928
Net intersegment sales	8,323	781	904	156	(10,164)	—

Net sales	11,152	17,192	1,821	483	(10,164)	20,484

Operating income (loss)	3,480	1,902	404	(505)	(46)	5,235
Income on long-term investments	72	8	—	—	—	80
Depreciation	2,310	263	52	60	—	2,685
Acquisitions of fixed assets	2,638	463	171	53	—	3,325
Year ended December 31, 2010
Assets	26,245	14,043	2,779	4,624	(1,102)	46,589

Export sales, net of withholdings taxes, for the six-month periods ended June 30, 2011 and 2010 were 3,435 and 3,076, respectively. Export sales were mainly to the United States of America and Brazil.

ANTONIO GOMIS SÁEZ Director

Back to Contents

Schedule I Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2011 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in million of Argentine pesos – Note 1.a to the primary financial statements)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

	2011

	Cost

Main account	Amounts at beginning of year	Net translation effect(4)	Increases		Net decreases, reclassifications and transfers	Amounts at end of period

Land and buildings	3,385	—	16		24	3,425
Mineral property, wells and related equipment	66,530	5	—		1,955	68,490
Refinery equipment and petrochemical plants	11,442	—	2		185	11,629
Transportation equipment	1,997	—	6		33	2,036
Materials and equipment in warehouse	1,317	—	958		(568)	1,707
Drilling and work in progress	5,574	—	3,176		(1,929)	6,821
Exploratory drilling in progress	248	—	575		(268)	555
Furniture, fixtures and installations	941	—	4		71	1,016
Selling equipment	1,532	—	—		93	1,625
Other property	1,022	—	15		(74)	963

Total 2011	93,988	5	4,752		(478) (5)	98,267

Total 2010	85,121	10	3,325	(1)	(234)	88,222

	2011							2010

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-30-11		Net book value as of 06-30-10		Net book value as of 12-31-10

Land and buildings	1,282	(1)	2%	38	1,319	2,106		2,052		2,103
Mineral property, wells and related equipment	49,599	—	(3)	2,129	51,728	16,762	(2)	15,557	(2)	16,931	(2)
Refinery equipment and petrochemical plants	7,614	(1)	4-10%	278	7,891	3,738		3,647		3,828
Transportation equipment	1,488	—	4-5%	35	1,523	513		518		509
Materials and equipment in warehouse	—	—	—	—	—	1,707		943		1,317
Drilling and work in progress	—	—	—	—	—	6,821		4,588		5,574
Exploratory drilling in progress	—	—	—	—	—	555		190		248
Furniture, fixtures and installations	761	1	10%	46	808	208		214		180
Selling equipment	1,236	3	10%	31	1,270	355		293		296
Other property	339	(5)	10%	16	350	613		457		683

Total 2011	62,319	(3) (5)		2,573	64,889	33,378

Total 2010	57,088	(10)		2,685	59,763			28,459		31,669

(1)	Includes 26 corresponding to hydrocarbon wells abandonment costs for the six-month period ended June 30, 2010.
(2)	Includes 1,009, 1,116 and 1,072 of mineral property as of June 30, 2011 and 2010 and December 31, 2010, respectively.
(3)	Depreciation has been calculated according to the unit of production method.
(4)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(5)	Includes 8 of net book value charged to fixed assets allowances for the period ended June 30, 2011.
ANTONIO GOMIS SÁEZ Director

Back to Contents

Schedule I Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

EXPENSES INCURRED

(amounts expressed in million of Argentine pesos – Note 1.a to the primary financial statements)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

	2011					2010

	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total

Salaries and social security taxes	1,141	334	169	33	1,677	1,129
Fees and compensation for services	103	248	32	2	385	306
Other personnel expenses	317	51	15	6	389	279
Taxes, charges and contributions	219	32	299	—	550	459
Royalties and easements	1,555	—	6	8	1,569	1,481
Insurance	73	5	8	—	86	96
Rental of real estate and equipment	425	3	45	—	473	269
Survey expenses	—	—	—	17	17	20
Depreciation of fixed assets	2,446	59	68	—	2,573	2,685
Industrial inputs, consumable materials and supplies	450	5	30	1	486	386
Operation services and other service contracts	1,504	56	81	—	1,641	911
Preservation, repair and maintenance	1,655	27	49	12	1,743	1,427
Contractual commitments	64	—	—	—	64	118
Unproductive exploratory drillings	—	—	—	222	222	35
Transportation, products and charges	546	—	731	—	1,277	1,113
Charge for allowance for doubtful trade receivables	—	—	14	—	14	21
Publicity and advertising expenses	—	51	58	—	109	80
Fuel, gas, energy and miscellaneous	682	40	56	23	801	780

Total 2011	11,180	911	1,661	324	14,076

Total 2010	9,410	658	1,407	120		11,595

ANTONIO GOMIS SÁEZ Director

Back to Contents

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

(amounts expressed in million of Argentine pesos – Note 1.a)
(The financial statements as of June 30, 2011 are unaudited)

	2011	2010

Current Assets
Cash	258	269
Investments (Note 3.a)	421	1,659
Trade receivables (Note 3.b)	3,601	2,880
Other receivables (Note 3.c)	3,877	2,624
Inventories (Note 3.d)	4,269	3,462

Total current assets	12,426	10,894

Noncurrent Assets
Trade receivables (Note 3.b)	18	18
Other receivables (Note 3.c)	817	1,319
Investments (Note 3.a)	2,370	2,378
Fixed assets (Note 3.e)	31,809	30,021

Total noncurrent assets	35,014	33,736

Total assets	47,440	44,630

Current Liabilities
Accounts payable (Note 3.f)	8,840	7,724
Loans (Note 3.g)	7,299	5,622
Salaries and social security	241	312
Taxes payable	1,079	2,227
Contingencies (Note 9.a and Exhibit E)	90	81

Total current liabilities	17,549	15,966

Noncurrent Liabilities
Accounts payable (Note 3.f)	6,067	5,573
Loans (Note 3.g)	2,380	1,537
Salaries and social security	28	28
Taxes payable	361	372
Contingencies (Note 9.a and Exhibit E)	2,017	2,114

Total noncurrent liabilities	10,853	9,624

Total liabilities	28,402	25,590
Shareholders’ Equity (per corresponding statements)	19,038	19,040

Total liabilities and shareholders’ equity	47,440	44,630

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ Director

Back to Contents

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

(amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.a)
(The financial statements as of June 30, 2011 and June 30, 2010, are unaudited)

	2011	2010

Net sales (Note 3.h)	23,667	18,953
Cost of sales (Exhibit F)	(17,127)	(12,044)

Gross profit	6,540	6,909
Selling expenses (Exhibit H)	(1,521)	(1,313)
Administrative expenses (Exhibit H)	(777)	(586)
Exploration expenses (Exhibit H)	(315)	(97)

Operating income	3,927	4,913
Income on long-term investments	181	210
Other income, net	101	55
Financial income (expense), net and holding gains:
Gains on assets
Interests	45	45
Exchange differences	223	115
Holding gains on inventories	416	133
Losses on liabilities
Interests	(414)	(436)
Exchange differences	(343)	(282)

Net income before income tax	4,136	4,753
Income tax (Note 3.i)	(1,382)	(1,564)

Net income	2,754	3,189

Earnings per share (Note 1.a)	7.00	8.11

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ Director

Back to Contents

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

(amounts expressed in million of Argentine pesos – Note 1.a)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

2011

Shareholders’ Contributions

	Subscribed capital	Adjustment to contributions	Issuance premiums	Total

Balances at the beginning of year	3,933	7,281	640	11,854
Cumulative effect of changes (Note 1.b)	—	—	—	—

Restated balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting
of April 14, 2010:
– Cash dividends (5.50 per share)	—	—	—	—
As decided by the Ordinary Shareholders’ meeting
of April 26, 2011:
– Absorption of the effect of cumulative effect
of changes in accounting policy (Note 1.b)	—	(1,180)	—	(1,180)
– Reversal of Legal reserve	—	—	—	—
– Reversal of Reserve for future dividends	—	—	—	—
– Appropriation to Reserve for future dividends	—	—	—	—
As decided by the Board of Directors’ meeting
of April 26, 2011:
– Cash dividends (7 per share)	—	—	—	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	6,101	640	10,674

	2011					2010

	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity	Total shareholders’ equity

Balances at the beginning of year	2,243	(263)	596	4,610	19,040	18,881
Cumulative effect of changes (Note 1.b)	—	—	—	—	—	(1,180)

Restated balances at the beginning of year	2,243	(263)	596	4,610	19,040	17,701
As decided by the Board of Directors’ meeting
of April 14, 2010:
– Cash dividends (5.50 per share)	—	—	—	—	—	(2,163)
As decided by the Ordinary Shareholders’ meeting
of April 26, 2011:
– Absorption of the effect of cumulative effect
of changes in accounting policy (Note 1.b)	—	—	—	1,180	—	—
– Reversal of Legal reserve	(236)	—	—	236	—	—
– Reversal of Reserve for future dividends	—	—	(596)	596	—	—
– Appropriation to Reserve for future dividends	—	—	6,622	(6,622)	—	—
As decided by the Board of Directors’ meeting
of April 26, 2011:
– Cash dividends (7 per share)	—	—	(2,753)	—	(2,753)	—
Net decrease in deferred earnings (Note 2.i)	—	(3)	—	—	(3)	(2)
Net income	—	—	—	2,754	2,754	3,189

Balances at the end of period	2,007	(266)	3,869	2,754	19,038	18,725

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ Director

Back to Contents

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

(amounts expressed in million of Argentine pesos – Note 1.a)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

	2011	2010

Cash Flows from Operating Activities
Net income	2,754	3,189
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(181)	(210)
Depreciation of fixed assets	2,435	2,504
Consumption of materials and fixed assets retired net of allowances	469	224
Income tax	1,382	1,564
Increase in accruals	269	428
Changes in assets and liabilities:
Trade receivables	(654)	73
Other receivables	(639)	(723)
Inventories	(807)	(685)
Accounts payable	1,060	455
Salaries and social security	(71)	(36)
Taxes payable	(28)	(8)
Decrease in accruals	(357)	(313)
Interests, exchange differences and others	400	357
Dividends from long-term investments	400	388
Income tax payments	(2,513)	(984)

Net cash flows provided by operating activities	3,919(1)	6,223 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(4,692)	(3,315) (2)
Capital contributions in long-term investments	(15)	—

Net cash flows used in investing activities	(4,707)	(3,315)

Cash Flows used in Financing Activities
Payment of loans	(6,934)	(5,382)
Proceeds from loans	9,226	5,727
Dividends paid	(2,753)	(2,163)

Net cash flows used in financing activities	(461)	(1,818)

(Decrease) increase in Cash and Equivalents	(1,249)	1,090

Cash and equivalents at the beginning of year	1,928	1,483
Cash and equivalents at the end of period	679	2,573

(Decrease) increase in Cash and Equivalents	(1,249)	1,090

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (183) and (142) corresponding to interest payments for the six-month periods ended June 30, 2011 and 2010, respectively.
(2)	Includes 84 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 9.c), for the six-month period ended June 30, 2010.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ Director

Back to Contents

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos, except where otherwise indicated – Note 1.a)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES AND RESTATEMENT OF COMPARATIVE INFORMATION

a)	Significant accounting policies

The financial statements of YPF have been prepared in accordance with generally accepted accounting principles in Argentina and the regulations of the CNV.

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”, subsequently modified by Technical Resolution No. 29 dated December 3, 2010. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for the Company for the fiscal year beginning on January 1, 2012. Consequently, the first financial statements under IFRS will be as of March 31, 2012. On April 14, 2010, the Board of Directors has approved a specific IFRS implementation plan.

The financial statements for the six-month periods ended June 30, 2011 and 2010 are unaudited, but reflect all adjustments which, in the opinion of the Management, are necessary to present the financial statements for such periods on a consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the period in which the conditions for obtaining them are accomplished.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Back to Contents

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the provinces or the Nation, depending on the location. Exploration permits may have a term of up to 14 years (17 years for offshore exploration) and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 9.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables, other receivables and liabilities approximates its fair value due to the short maturity of these instruments. As of June 30, 2011 and December 31, 2010 the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 9,750 and 7,232, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Apart from receivables due from the Argentine Government related to the subsidies on gas oil sales provided by the Argentine Government to the public transportation according to Executive Decree No. 652/02 and its amendments, and the participation in the Petroleum and Refining Plus Programs established by Decree No. 2014/2008 and its regulations, among others, which are included in trade receivables and in Note 3.c “Tax credits, export rebates and production incentives”, respectively, the Company’s customer base is dispersed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the six-month periods ended as of June 30, 2011 and 2010.

b)	Modification of comparative information

In relation to the implementation of IFRS above mentioned, General Resolution No. 576/10 establishes that companies which, in accordance with generally accepted accounting principles in Argentina, had opted to disclose the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes in a note to the financial statements, shall recognize such liability with a debit to unappropriated retained earnings. The resolution also establishes that such recognition may be recorded in any interim or annual period until the transition date to IFRS is met, inclusive. Additionally, the resolution above mentioned establishes that, as an exception, the Ordinary Shareholderś meeting that considers the financial statements for the fiscal year in which the deferred income tax liability is accounted for, can record such debit in unappropriated retained earnings into capital accounts not represented by shares (capital stock) or into retained earnings accounts, not providing a predetermined order for such accounting.

Back to Contents

As of December 31, 2010, the Company has recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. According to generally accepted accounting principles in Argentina, the effect of changes in the accounting policies must be recorded with retrospective effect as of the beginning of the first fiscal year presented. As a result of the adoption of the resolution above mentioned, the unappropriated retained earnings as of the end of each period or year have been modified as follows:

	Unappropriated retained earnings

	(Loss)

	as of June 30, 2010	as of December 31, 2010

Deferred income tax liability – YPF	(849)	(930)
Deferred income tax liability -
Investments in controlled and jointly controlled companies	(149)	(156)
Deferred income tax liability -
Investments in significant influence companies	(86)	(94)

	(1,084)	(1,180)

As result of the change in the accounting policy mentioned above, net income for the six-month period ended June 30, 2010, increased by 96.

The financial statements as of June 30, 2010, which are presented for comparative purposes, were modified to give retrospective effect to the recognition of the effects originated in the accounting of the deferred tax liability above mentioned. The modification of comparative information does not imply any change to statutory decisions already taken.

The Ordinary Shareholderś meeting held on April 26, 2011, decided the absorption of the effect corresponding to the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes in the “Adjustment to contributions” account, which had been originally recorded in the “Unappropriated retained earnings” account during the year ended December 31, 2010, as mentioned previously in this note, for an amount of 1,180. Additionally, as a consequence of the previously mentioned adoption, the Shareholderś meeting decided the reversal of the Legal Reserve for 236, to adequate its balance to legal requirements.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

–	Amounts in Argentine pesos have been stated at face value.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income. Additional information on balances denominated in foreign currency is disclosed in Exhibit G.

Back to Contents

b)	Current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Investments with price quotation have been valued at fair value as of the end of each period or year.

–	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at last production or replacement cost, as applicable, as of the end of each period or year.

–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost remeasured as detailed in Note 1.a.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors.

If applicable, allowances have been made to reduce investments, where direct or indirect interest is held, to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholders’ equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets – Exchange differences”.

Back to Contents

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments to the accounting information have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements, and the recognition of the deferred income tax liability related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes (Note 1.b) corresponding to the controlled, jointly controlled and under significant influence companies.

The investments in companies under control, joint control or significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these financial statements, there are no exploratory wells capitalized for more than one year after the completion of the drilling.

Back to Contents

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	The capitalized costs related to areas with unproved reserves, are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging cost of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

Back to Contents

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that during the current year, the amounts determined as current income tax will be higher than tax on minimum presumed income and consequently the Company has not accrued any amount related to the tax on minimum presumed income.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an “Extraordinary Production Royalty” (see Note 9.c).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides that when WTI international price exceeds the reference price which is fixed at US$ 60.9 per barrel, the producer will be allowed to collect at US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder will be withheld by the Argentine Government. When WTI international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days.

Back to Contents

The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the procedure for the calculation mentioned above applies to other crude derivatives and lubricants, based upon different withholding rates, reference prices and prices allowed to producers. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and reserves:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Accruals for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Reserves for losses are required to be accounted at the discounted value as of the end of each period or year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account, which additionally includes the absorption of the effect corresponding to the income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. Such effect has been originally recorded in the “Unappropriated retained earnings” account during the year ended December 31, 2010, as established by General Resolution No. 576/2010 (additionally see Note 1.b).

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of investments in non-integrated foreign companies.

j)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

Back to Contents

–	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.a.

–	Holding gains on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

–	Income on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account, except for the exchange differences arising from the translation process of the foreign subsidiaries defined as integrated companies which are included in the account “Gains on assets – Exchange differences”.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheets as of June 30, 2011 and December 31, 2010

a)	Investments:

	2011		2010

	Current	Noncurrent	Current	Noncurrent

Short-term investments	421(1)	—	1,659(1)	—
Long-term investments (Exhibit C)	—	2,383	—	2,391
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—	(13)	—	(13)

	421	2,370	1,659	2,378

(1)	Corresponds to investments with an original maturity of less than three months.
b)	Trade receivables:

	2011			2010

	Current		Noncurrent	Current	Noncurrent

Accounts receivable	3,459		18	2,743	18
Related parties (Note 7)	583		—	558	—
	4,042	(1)	18	3,301	18
Allowance for doubtful trade receivables (Exhibit E)	(441)		—	(421)	—

	3,601		18	2,880	18

(1)	Includes 332 in litigation, 406 of less than three months past due, 389 in excess of three months past due, 2,864 due within three months and 51 due after three months.

Back to Contents

c)	Other receivables:

	2011				2010

	Current		Noncurrent		Current	Noncurrent

Tax credits, export rebates and production incentives	2,245		208		1,530	811
Trade	119		—		130	—
Prepaid expenses	235		71		127	76
Concessions charges	9		30		17	27
Related parties (Note 7)	279		—		165	—
Loans to clients	27		63		25	70
Trust contributions – Obra Sur	21		116		13	115
Advances to suppliers	185		—		242	—
Collateral deposits	146		47		164	56
Advances and loans to employees	79		—		50	—
Receivables with partners in joint ventures	137		232		—	94
Miscellaneous	483		64		249	85

	3,965	(1)	831	(2)	2,712	1,334
Allowance for other doubtful accounts (Exhibit E)	(88)		—		(88)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(14)		—	(15)

	3,877		817		2,624	1,319

(1)	Includes 3 of less than three months past due, 307 in excess of three months past due and 3,655 due as follow: 1,512 from one to three months, 634 from three to six months, 628 from six to nine months and 881 from nine to twelve months.
(2)	Includes 375 due from one to two years, 90 due from two to three years and 366 due after three years.

d)	Inventories:

	2011	2010

Refined products	2,951	2,117
Crude oil and natural gas	1,062	1,043
Products in process	50	67
Raw materials and packaging materials	206	235

	4,269	3,462

e)	Fixed assets:

	2011	2010

Net book value of fixed assets (Exhibit A)	31,903	30,123
Allowance for unproductive exploratory drilling (Exhibit E)	—	(3)
Allowance for obsolescence of materials and equipment (Exhibit E)	(94)	(99)

	31,809	30,021

Back to Contents

f)	Accounts payable:

	2011		2010

	Current	Noncurrent	Current	Noncurrent

Trade	6,755	36	5,818	28
Hydrocarbon wells abandonment obligations	174	5,474	243	5,193
Related parties (Note 7)	471	—	510	—
Investments in companies with negative shareholders’ equity(3)	559	—	320	—
From joint ventures and other agreements	443	—	409	—
Environmental liabilities (Note 9.b)	266	210	302	205
Miscellaneous	172	347	122	147

	8,840(1)	6,067(2)	7,724	5,573

(1)	Includes 8,208 due within three months, 263 due from three to six months and 369 due after six months.
(2)	Includes 760 due from one to two years and 5,307 due after two years.
(3)	Corresponds to holding in negative shareholders’ equity in YPF Holdings Inc., controlled company, and Central Dock Sud S.A., company under significant influence, after considering adjustments to conform accounting principles with those used by YPF, as mentioned in Note 2.d.

g)	Loans:

			2011		2010
	Interest	Principal
	Rates(1)	Maturity	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations(2)	4.00-14.00%	2011-2028	155	965	361	642
Related parties (Note 7)	—	—	—	—	458	97
Other financial debts	1.40-14.25%	2011-2016	7,144(3)	1,415(3)	4,803	798

			7,299(4)	2,380(4)	5,622	1,537

(1)	Annual interest rate as of June 30, 2011.
(2)	Disclosed net of 33 and 36, corresponding to YPF outstanding Negotiable Obligations repurchased through open market transactions as of June 30, 2011 and December 31, 2010, respectively.
(3)	Includes approximately 7,201 corresponding to loans agreed in U.S. dollars which accrue interest at rates between 1.40% and 4.75%, of which 725 are guaranteed by Repsol YPF.
(4)	As of June 30, 2011, 7,860 accrue fixed interest, 443 accrue variable interest of BADLAR plus a spread between 2.00% and 2.60% and 1,376 accrue variable interest of LIBO plus a spread between 3.35% and 4.50%.

The maturities of the Company’s current and noncurrent loans, as of June 30, 2011, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total

Current loans	2,276	2,123	1,828	1,072	7,299

	From 1 to 2 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total

Noncurrent loans	976	770	257	377	2,380

Back to Contents

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program		Issuance					2011		2010

Year	Amount	Year	Principal Value	Interest Rate(1)		Principal Maturity	Current	Noncurrent	Current	Noncurrent

	(in million)

1997	US$ 1,000	1998	US$ 100	10.00%		2028	6	377	7	364
2008	US$ 1,000	2009	$ 205	—		—	—	—	205	—
2008	US$ 1,000	2010	$ 143	13.18%	(2)	2011	144	—	144	—
2008	US$ 1,000	2010	US$ 70	4.00%		2013	4	288	5	278
2008	US$ 1,000	2011	$ 300	14.00%	(2)	2012	1	300	—	—

							155	965	361	642

(1)	Interest rate as of June 30, 2011.
(2)	Accrues interest at a variable rate of BADLAR plus a spread between 2.00% and 2.60%.

In connection with the issued Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

The Company’s financial debt contains customary conditions for contracts of this nature. With respect to a significant portion of it (totaling 9,679, including accrued interest (long-term and short-term debt) as of June 30, 2011), the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 10.6% of the financial debt as of June 30, 2011 is subject to financial covenants related to the leverage ratio and debt service coverage of the Company.

Financial debt is also subject to usual events of default clauses, including in some cases cross-default clauses that could result in early enforcement, and in some cases, prepayment provisions.

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina.

Under the program mentioned above, on September 24, 2009, the Company issued the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos, which as of June 30, 2011 have been fully paid. On March 4, 2010, the Company issued the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplement relating to the classes of Negotiable Obligations previously mentioned. Additionally, within the previously mentioned program on June 21, 2011, the Company issued Negotiable Obligations “Class V” at variable rate, with final maturity in 2012, for an amount of 300 million of Argentine pesos. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

Back to Contents

Statements of Income as of June 30, 2011 and 2010

h)	Net sales:

	Income (Expense)

	2011	2010

Sales	25,472	20,530
Turnover tax	(730)	(537)
Hydrocarbon export withholdings	(1,075)	(1,040)

	23,667	18,953

i)	Income tax:

Current income tax	(1,379)	(1,593)
Deferred income tax	(3)	29

	(1,382)	(1,564)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the six-month periods ended June 30, 2011 and 2010, is as follows:

	2011	2010

Net income before income tax	4,136	4,753
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(1,448)	(1,664)
Income on long-term investments	63	74
Tax free income - Law No. 19,640 (Tierra del Fuego)	20	34
Miscellaneous	(17)	(8)

Income Tax	(1,382)	(1,564)

The breakdown of the net deferred tax liability as of June 30, 2011 and December 31, 2010, is as follows:

	2011	2010

Deferred tax assets
Non deductible allowances and reserves	825	877
Tax loss and other tax credits	45	47
Miscellaneous	9	12

Total deferred tax assets	879	936

Deferred tax liabilities
Fixed assets	(1,108)	(1,157)
Miscellaneous	—	(5)

Total deferred tax liabilities	(1,108)	(1,162)

Net deferred tax liability	(229)	(226)

Back to Contents

4.	CAPITAL STOCK

The Company’s subscribed capital, as of June 30, 2011, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2011, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through an approximately 57.94% shareholding, while Petersen Energía S.A. (“PESA”) and its affiliates exercise significant influence through a 25.46% shareholding. Additionally, Repsol YPF granted an option, to purchase up to 1.6% of YPF´s outstanding capital to other minor shareholders.

Additionally, Repsol YPF and PESA have signed a shareholders’ agreement establishing among other things, the adoption of a dividend policy to distribute 90% of the annual net income.

Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain. Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of June 30, 2011, there are 3,764 Class A shares outstanding. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of the Company or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	GUARANTEES GIVEN

As of June 30, 2011, YPF has signed guarantees in relation to the financing activities of Central Dock Sud S.A. in an amount of approximately US$ 11 million. The corresponding loan has final maturity in 2013.

Additionally, as of June 30, 2011, the Company has issued letters of credit in an amount of US$ 46 million to guarantee environmental obligations, and guarantees in an amount of approximately US$ 7 million to guarantee the enforcement of contracts from certain controlled companies.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of June 30, 2011, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator

Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	30.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.

Back to Contents

Name and Location	Ownership Interest		Operator

Consorcio CNQ7/A La Pampa and Mendoza	50.00%		Petro Andina Resources Ltd. Sucursal Argentina
El Tordillo Chubut	12.20%		Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.
Llancanelo Mendoza	51.00%		YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobrás Energía S.A.
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%		Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Yacimiento La Ventana - Río Tunuyán Mendoza	60.00%		YPF S.A.
Zampal Oeste Mendoza	70.00%		YPF S.A.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

Additionally, Energía Argentina S.A. (“ENARSA”) and YPF have formed the joint venture “Proyecto GNL Escobar - Unión Transitoria de Empresas”, which aims to develop a project for storage, regasification and distribution of liquefied natural gas (“LNG”) in the surroundings of the distribution area in Buenos Aires, the main center of gas consumption, in order to optimize and increase the regasification capacity. During the second quarter of 2011, the construction has been completed and the operation has begun.

Furthermore, as of June 30, 2011 the Company tendered and resulted awarded, in whole or associated with third parties, of exploration licenses in several areas.

The assets and liabilities as of June 30, 2011 and December 31, 2010 and production costs of the joint ventures and other agreements for the six-month periods ended June 30, 2011 and 2010 included in the financial statements are as follows:

	2011	2010

Current assets	398	311
Noncurrent assets	4,045	3,712

Total assets	4,443	4,023

Current liabilities	600	572
Noncurrent liabilities	859	819

Total liabilities	1,459	1,391

Production costs	1,278	1,137

Participation in joint ventures and other agreements have been calculated based upon the latest available financial statements as of the end of each period or year, taking into account significant subsequent events and transactions as well as available management information.

Back to Contents

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of June 30, 2011 and December 31, 2010 from transactions with related companies are as follows:

	2011			2010

	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables	Accounts payable	Loans

	Current	Current	Current	Current	Current	Current	Current	Noncurrent

Controlled companies:
Operadora de Estaciones de Servicios S.A.	35	2	12	57	2	7	—	—
A - Evangelista S.A.	—	74	119	—	—	139	—	—
YPF Servicios Petroleros S.A.	—	—	29	2	9	1	—	—
YPF Brasil Comercio de Derivados
de Petróleo Ltda.	64	—	—	—	—	—	—	—

	99	76	160	59	11	147	—	—

Jointly controlled companies:
Profertil S.A.	9	1	66	29	1	79	—	—
Compañía Mega S.A. (“Mega”)	335	2	13	296	—	10	—	—
Refinería del Norte S.A. (“Refinor”)	57	42	9	57	20	12	—	—

	401	45	88	382	21	101	—	—

Companies under significant influence:	7	1	28	50	1	46	—	—

Main shareholders and other related parties under their control:
Repsol YPF	—	46	113	—	38	122	—	—
Repsol YPF Gas S.A.	59	12	72	34	1	4	—	—
Repsol YPF Brasil S.A.	—	6	—	—	5	—	—	—
Repsol International Finance B.V.	—	—	—	—	1	—	—	—
Repsol Netherlands Finance B.V.	—	—	—	—	—	—	400	—
Repsol YPF Venezuela S.A.	—	6	—	—	6	6	—	—
Repsol YPF Ecuador S.A.	—	7	2	—	6	5	—	—
Repsol Comercial S.A.C.	—	7	—	—	7	—	—	—
Repsol Exploración S.A.	—	13	2	—	12	8	—	—
Repsol YPF Bolivia S.A.	—	18	—	—	18	23	—	—
Repsol Butano S.A.	—	19	—	—	19	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	—	—	—	—	27	28
Nuevo Banco de Santa Fe S.A.	—	—	—	—	—	—	9	69
Others	17	23	6	33	19	48	22	—

	76	157	195	67	132	216	458	97

	583	279	471	558	165	510	458	97

Back to Contents

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the six-month periods ended June 30, 2011 and 2010 include the following:

	2011				2010

	Sales	Purchases and services (expense recovery), net	Loans obtained (paid), net	Interests and commissions earned (lost), net	Sales	Purchases and services	Loans obtained (paid), net	Interests and commissions earned (lost), net

Controlled companies:
Operadora de Estaciones de Servicios S.A.	30	272	—	—	25	218	—	—
A - Evangelista S.A.	5	232	—	—	3	157	—	—
YPF Brasil Comercio de Derivados de Petróleo Ltda.	75	—	—	—	—	—	—	—
YPF Servicios Petroleros S.A.	—	135	—	—	—	13	—	—

	110	639	—	—	28	388	—	—

Jointly controlled companies:
Profertil S.A.	36	118	—	—	45	79	—	—
Mega	781	52	—	—	659	23	—	—
Refinor	209	95	—	—	218	96	—	—

	1,026	265	—	—	922	198	—	—

Companies under significant
influence:	86	93	—	—	93	95	—	—

Main shareholders and other related parties under their control:
Repsol YPF	6	(20)	—	(15)	—	1	—	(15)
Repsol YPF Transporte y Trading S.A.	—	4	—	—	—	—	—	—
Repsol YPF Brasil S.A.	—	—	—	—	48	—	—	—
Repsol YPF Gas S.A.	160	6	—	—	147	3	—	—
Repsol Netherlands Finance B.V.	—	—	(403)	(3)	—	—	(194)	(13)
Repsol YPF Venezuela S.A.	—	(7)	—	—	—	—	—	—
Repsol YPF Ecuador S.A.	—	(3)	—	—	—	—	—	—
Repsol Exploración S.A.	—	(7)	—	—	—	—	—	—
Repsol YPF Bolivia S.A.	—	(24)	—	—	—	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	(29)	(1)	—	—	(3)	—
Nuevo Banco de Santa Fe S.A.	—	—	(78)	(6)	—	—	(7)	(1)
Others	131	29	(50)	(1)	100	15	1	—

	297	(22)	(560)	(26)	295	19	(203)	(29)

	1,519	975	(560)	(26)	1,338	700	(203)	(29)

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 57 and 41 for the six-month periods ended June 30, 2011 and 2010, respectively.

Back to Contents

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to the contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 12 and 11 for the six-month periods ended June 30, 2011 and 2010, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of June 30, 2011, the Company has accrued 2,107 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

–	Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural

Back to Contents

gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and Transportadora de Gas del Mercosur (“TGM”) desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the fulfillment of contractual obligations and the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. In addition, Nación Fideicomisos S.A. had initiated a claim against YPF in relation to payments for natural gas transportation services. A mediation hearing finished without arriving to an agreement, concluding the prejudicial steps. In YPF’s Management opinion, the mentioned claims will not have a material adverse effect on future results of operations.

Back to Contents

Regarding this issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgas/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the Teoría de la Imprevisión available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of June 30, 2011, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

–	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law Nº 24,145. YPF has accrued the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, is recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and

Back to Contents

requested the citation of the Argentine Government. In addition, other 35 judicial claims related to similar matters have been brought against YPF amounting to approximately 19. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

–	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution.

–	Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

Back to Contents

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“litispendentia”); and,

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata refinery requested: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in “La Plata and Quilmes environmental claims”.

Back to Contents

–	Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and, on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four areas between 2007 and 2010 and (b) the actions taken as regards the environmental matters. More recently, YPF submitted a new presentation providing an updated information on the amounts invested in 2010, expected investments in exploratory activity for 2011 and for the period 2011-2016, requesting the resolution of a claim against the intervention of the Hydrocarbońs Secretariat in all the issues under investigation by the provincial environmental authority (CODEMA), and making a new request for the termination of this claim.

–	Claims related to the gas market:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which, according to Management estimates, constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

–	Arbitration process initiated by TGM: YPF was notified of an arbitration process brought by TGM against YPF before the International Chamber of Commerce (“ICC”), claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest until the date of payment, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas

Back to Contents

pipeline Proyecto Uruguayana; and that AESU/Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. On February 14, 2011, YPF was notified of the Arbitration Tribunal’s decision to sustain the Company’s motion, therefore suspending the proceeding until the arbitration brought by YPF is solved. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

–	Users and Consumerś Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 333, together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

Back to Contents

–	Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

–	Other claims. YPF has been subject to claims related to the lack of payment to employees who, according to the interpretation made by the plaintiffs, were entitled to wages for not being able to benefit from their time to rest while on duty. The labor authority has issued an arbitral award imposing on the Company the payment of the hours during which the employees were on duty as actually worked time. YPF has submitted a motion to declare the decision null, which has been rejected. Due to the foregoing, YPF has filed a lawsuit requesting the judge declared the administrative decision void as well as a preliminary injunction. As the said lawsuit was rejected, the Company has appealed that decision. The judge granted the appeal, declaring the formal admissibility of the lawsuit filed by YPF, as well as granting the preliminary injunction requested, while establishing a supersedeas bond. On July 11, 2011 we were notified of a ruling of the First Instance judge, which granted the preliminary injunction and declared the arbitral award null. This ruling may be subject to appeal. Based on the previous evidence, Management believes that this matter will not have an adverse effect on our results of operations.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 5,686 as of June 30, 2011, the Company has accrued 476 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Additionally, certain environmental contingencies in the United States of America were assumed by Tierra and Maxus, indirect controlled companies through YPF Holdings Inc. (Note 3 to the consolidated financial statements).

Back to Contents

c)	Contractual commitments and regulatory requirements:

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract.

In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the year in which are identified.

–	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 9.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”), as follows. By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programmings do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogrammings and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable

Back to Contents

for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1410/2010.

–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

–	Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Operating leases: As of June 30, 2011, the main lease contracts correspond to the rental of oil and gas production and drilling equipment, ships, natural gas compression equipment and real estate for service stations. Charge recognized under these contracts for the year ended June 30, 2011, amounted to 672 and has been recognized in “Rental of real estate and equipment” and “Operation services and other service contracts”.

Back to Contents

As of June 30, 2011, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	1,041	549	224	108	39	64

–	Agreements of extension of concessions: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, the Company entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions the Company undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

–	Extension of Exploitation Concessions in the province of Mendoza: In April 2011, YPF entered into a Memorandum of Agreement with the province of Mendoza to extend the term of the exploitation concessions identified below, and the transportation concessions located within the province, which would become effective upon its approval, through the issuance of the corresponding executive decree, in a maximum term of 90 days. Such decree was published in July 2011.

The Memorandum of Agreement between YPF and the province of Mendoza provides the following:

–	Concessions involved: el Portón, Barrancas, Cerro Fortunoso, el Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

–	Exploitation and transportation concessions terms are extended for a 10-year term; and

ANTONIO GOMIS SÁEZ Director

Back to Contents

–	YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately of US$ 135 million, on the date specified in the Memorandum of Agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas affected by the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the Memorandum of Agreement; (iv) to donate US$ 16 million to a “Social Infrastructure Investment Fund”, payable on the same dates, terms and conditions as the initial payments. Such donations are aimed at satisfying education, health, sports, culture, equipment and other community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the Memorandum of Agreement.

10.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). According to the modifications mentioned in Note 1.b, as of June 30, 2011, the legal reserve is fully integrated amounting to 2,007.

Additionally, pursuant to the regulations on the CNV, when the net balance of the Deferred earnings, at the end of a period or year were negative, there would be a restriction to the distribution of the unappropriated retained earnings for the amount of such negative balance.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

11.	SUBSEQUENT EVENTS

As of the date of the issuance of these financial statements, there are no significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of June 30, 2011, if applicable, which were not already considered in those financial statements according to the generally accepted accounting principles in Argentina.

12.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN OTHER PLACES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform to certain generally accepted accounting principles in other places. The effects of the differences between generally accepted accounting principles in Argentina and generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

ANTONIO GOMIS SÁEZ Director

Back to Contents

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF JUNE 30, 2011 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in million of Argentine pesos - Note 1.a)
(The financial statements as of June 30, 2011 and 2010 are unaudited)

	2011

	Cost

Main account	Amounts at beginning of year	Increases	Net decreases, reclassifications and transfers	Amounts at end of period

Land and buildings	2,979	12	14	3,005
Mineral property, wells and related equipment	65,526	—	1,949	67,475
Refinery equipment and petrochemical plants	9,931	—	169	10,100
Transportation equipment	1,887	—	31	1,918
Materials and equipment in warehouse	1,305	956	(564)	1,697
Drilling and work in progress	5,485	3,155	(1,906)	6,734
Exploratory drilling in progress(4)	238	561	(268)	531
Furniture, fixtures and installations	835	3	71	909
Selling equipment	1,532	—	93	1,625
Other property	946	5	(70)	881

Total 2011	90,664	4,692	(481)(1)	94,875

Total 2010	81,984	3,237(5)	(232)	84,989

	2011							2010

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-30-11		Net book value as of 06-30-10		Net book value as of 12-31-10

Land and buildings	1,057	(1)	2%	34	1,090	1,915		1,870		1,922
Mineral property, wells and related equipment	48,898	—	(2)	2,041	50,939	16,536	(3)	15,154	(3)	16,628	(3)
Refinery equipment and petrochemical plants	6,938	(1)	4-5%	240	7,177	2,923		2,820		2,993
Transportation equipment	1,429	—	4-5%	31	1,460	458		473		458
Materials and equipment in
warehouse	—	—	—	—	—	1,697		932		1,305
Drilling and work in progress	—	—	—	—	—	6,734		4,513		5,485
Exploratory drilling in progress(4)	—	—	—	—	—	531		190		238
Furniture, fixtures and installations	665	—	10%	44	709	200		207		170
Selling equipment	1,237	3	10%	31	1,271	354		292		295
Other property	317	(5)	10%	14	326	555		413		629

Total 2011	60,541	(4) (1)		2,435	62,972	31,903

Total 2010	55,629	(8)		2,504	58,125			26,864		30,123

(1)	Includes 8 of net book value charged to fix assets allowances for the period ended June 30, 2011.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).
(3)	Includes 934, 1,035 and 1,000 of mineral property as of June 30, 2011 and 2010 and December 31, 2010, respectively.
(4)	At June 30, 2011, there are 24 exploratory wells in progress. During that period 16 wells were drilled, 7 wells were charged to exploratory expenses and 2 wells were transferred to proved properties which are included in the account mineral property, wells and related equipment.
(5)	Includes 6 corresponding to hydrocarbon wells abandonment costs for the period ended June 30, 2010.

ANTONIO GOMIS SÁEZ Director

Back to Contents

Exhibit C

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in million of Argentine pesos, except where otherwise indicated - Note 1.a)
(The financial statements as of June 30, 2011 are unaudited)

	2011														2010

							Information of the Issuer

	Description of the Securities								Last Financial Statements Available

Name and Issuer	Class	Face Value	Amount	Book Value		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value

Controlled companies:
YPF International S.A.(7)	Common	Bs. 100	2,512,290	294	(3)	1,184	Investment	Av. José Estensoro 100, Santa Cruz de la Sierra, República de Bolivia	03-31-11	144	1	279	99.99%	(10)	268	(3)
YPF Holdings Inc.(8)	Common	US$ 0.01	810,614	—	(9)	2,430	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	06-30-11	3,299	(234)	(559)	100.00%		—	(9)
Operadora de Estaciones de Servicios S.A.	Common	$ 1	163,701,747	243	(3)	—	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	06-30-11	164	61	249	99.99%	(10)	288	(3)
A-Evangelista S.A.	Common	$ 1	8,683,698	241(3)		—	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-11	9	38	242	99.91%	(10)	238	(3)

				778		3,614									794

Jointly controlled companies:
Compañía Mega S.A.(6)	Common	$ 1	77,292,000	227		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10°, Buenos Aires, Argentina	03-31-11	203	122	909	38.00%		298
Profertil S.A.	Common	$ 1	391,291,320	518	(3)	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	03-31-11	783	95	989	50.00%		461	(3)
Refinería del Norte S.A.	Common	$ 1	45,803,655	251	(3)	—	Refining	Maipú 1, P. 2°, Buenos Aires, Argentina	12-31-10	92	188	524	50.00%		249	(3)

				996		—									1,008

Companies under significant influence:
Oleoductos del Valle S.A.	Common	$ 10	4,072,749	79	(1)(3)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	03-31-11	110	(6)	276	37.00%		83	(1)(3)
Terminales Marítimas Patagónicas S.A.	Common	$ 10	476,034	48	(3)	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	03-31-11	14	—	150	33.15%		47	(3)
Oiltanking Ebytem S.A.	Common	$ 10	351,167	27		2	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales - Provincia de Buenos Aires, Argentina	03-31-11	12	—	97	30.00%		32
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$ 1	15,579,578	3	(3)	—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7°, Buenos Aires, Argentina	12-31-10	156	(6)	86	10.00%		4	(3)
Central Dock Sud S.A.	Common	$ 0.01	2,822,342,992	—		46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09-30-10	356	9	142	9.98%	(5)	—	(9)
Inversora Dock Sud S.A.	Common	$ 1	103,501,823	102	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09-30-10	241	21	187	42.86%		89	(3)
Pluspetrol Energy S.A.	Common	$ 1	30,006,540	301	(3)	—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	12-31-10	67	5	587	45.00%		281	(3)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$ 1	27,018,720	14	(3)	—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	03-31-11	76	—	38	36.00%		14	(3)
Other companies:
Others(4)	—	—	—	35		31	—	—	—	—	—	—	—		39

				609		272									589

				2,383		3,886									2,391

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption from long-term investments restated in accordance with Note1.a.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Trasandino (Chile) S.A., YPF Services USA Corp., YPF Servicios Petroleros S.A., Bizoy S.A., Civeny S.A., Bioceres S.A. , Eleran Inversiones 2011 S.A.U., Compañía Minera de Argentina S.A. and YPF Brasil Comercio de Derivados de Petróleo Ltda.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Company defined as integrated as indicated in Note 2.d).
(8)	Company defined as non-integrated as indicated in Note 2.d).
(9)	As of June 30, 2011 and December 31,2010 holding in negative shareholders’ equity was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(10)	Direct and indirect holding of YPF in these companies amounts to 100%.
ANTONIO GOMIS SÁEZ Director

Back to Contents

Exhibit E

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2011 AND 2010

ALLOWANCES AND ACCRUALS FOR CONTINGENCIES

(amounts expressed in million of Argentine pesos - Note 1.a)
(The financial statements as of June 30, 2011 and 2010 are unaudited)

	2011				2010

Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of period	Amounts at end of period

Deducted from current assets:
For doubtful trade receivables	421	42	22	441	407
For other doubtful accounts	88	—	—	88	88

	509	42	22	529	495

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	15	—	1	14	16
For reduction in value of holdings in long-term investments	13	—	—	13	13
For unproductive exploratory drilling	3	—	3	—	3
For obsolescence of materials and equipment	99	3	8	94	37

	130	3	12	121	69

Total deducted from assets, 2011	639	45	34	650

Total deducted from assets, 2010	577	49	62		564

Reserves for losses - current:
For various specific contingencies (Note 9.a)	81	9	—	90	101

	81	9	—	90	101

Reserves for losses - noncurrent:
For pending lawsuits and various
specific contingencies (Note 9.a)	2,114	260	357	2,017	1,750

	2,114	260	357	2,017	1,750

Total included in liabilities, 2011	2,195	269	357	2,107

Total included in liabilities, 2010	1,736	428	313		1,851

ANTONIO GOMIS SÁEZ Director

Back to Contents

Exhibit F

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

COST OF SALES

(amounts expressed in million of Argentine pesos - Note 1.a)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

	2011	2010

Inventories at beginning of year	3,462	2,818
Purchases for the period	7,404	3,958
Production costs (Exhibit H)	10,114	8,638
Holding gains on inventories	416	133
Inventories at end of period	(4,269)	(3,503)

Cost of sales	17,127	12,044

ANTONIO GOMIS SÁEZ Director

Back to Contents

Exhibit G

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation. In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in million)
(The financial statements as of June 30, 2011 are unaudited)

	Foreign currency and amount

Account	2010	2011	Exchange rate in pesos as of 06-30-11		Book value as of 06-30-11

Current Assets
Cash	US$43	US$50	4.07	(1)	204
Investments	US$409	US$98	4.07	(1)	399
Trade receivables	US$517	US$772	4.07	(1)	3,142
	€1	€4	5.91	(1)	23
Other receivables	US$401	US$642	4.07	(1)	2,612
	€2	€2	5.91	(1)	12

Total current assets					6,392

Noncurrent Assets
Other receivables	US$225	US$53	4.07	(1)	216

Total noncurrent assets					216

Total assets					6,608

Current Liabilities
Accounts payable	US$1,004	US$1,087	4.11	(2)	4,468
	€48	€33	5.96	(2)	197
Loans	US$1,155	US$1,411	4.11	(2)	5,799
Accruals for losses	US$3	US$3	4.11	(2)	12

Total current liabilities					10,476

Noncurrent Liabilities
Accounts payable	US$705	US$807	4.11	(2)	3,317
Loans	US$369	US$506	4.11	(2)	2,080
Accruals for losses	US$314	US$265	4.11	(2)	1,089

Total noncurrent liabilities					6,486

Total liabilities					16,962

(1)	Buying exchange rate.
(2)	Selling exchange rate.
ANTONIO GOMIS SÁEZ Director

Back to Contents

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

EXPENSES INCURRED

(amounts expressed in million of Argentine pesos - Note 1.a)
(The financial statements as of June 30, 2011 and June 30, 2010 are unaudited)

	2011						2010

	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total

Salaries and social security taxes	650	290		157	33	1,130	820
Fees and compensation for services	85	232	(1)	31	1	349	277
Other personnel expenses	245	41		14	6	306	228
Taxes, charges and contributions	188	21		241	—	450	402
Royalties and easements	1,555	—		5	8	1,568	1,480
Insurance	57	3		7	—	67	75
Rental of real estate and equipment	396	—		44	—	440	260
Survey expenses	—	—		—	12	12	4
Depreciation of fixed assets	2,314	57		64	—	2,435	2,504
Industrial inputs, consumable materials and supplies	440	3		29	1	473	378
Operation services and other service contracts	1,539	28		71	—	1,638	1,038
Preservation, repair and maintenance	1,573	26		45	12	1,656	1,267
Contractual commitments	64	—		—	—	64	118
Unproductive exploratory drillings	—	—		—	222	222	34
Transportation, products and charges	529	—		711	—	1,240	1,086
Allowance for doubtful trade receivables	—	—		13	—	13	20
Publicity and advertising expenses	—	50		33	—	83	61
Fuel, gas, energy and miscellaneous	479	26		56	20	581	582

Total 2011	10,114	777		1,521	315	12,727

Total 2010	8,638	586		1,313	97		10,634

(1)	Includes 9 of Directors and Statutory Auditor’s fees.
ANTONIO GOMIS SÁEZ Director

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 08, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer